February 8, 2021

VIA EDGAR TRANSMISSION

Sherry Haywood

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Broadscale Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2021
File No. 333-252449

Dear Ms. Haywood:

On behalf of Broadscale Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to the Company dated February 8, 2021, relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”) filed with the Commission on February 3, 2021. We are concurrently filing via EDGAR an amendment to the Registration Statement (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments.

Amendment No. 1 to Form S-1 filed February 3, 2021

Exhibit 4.4 – Warrant Agreement, page i

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such exclusive jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

The Company has revised Section 9.3 of Exhibit 4.4 to remove the exclusivity of the submission to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York. As revised, Exhibit 4.4 does not contain any exclusive jurisdiction provision, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, the Company does not believe that any additional disclosure, including risk factor disclosure, is necessary.

Report of Independent Registered Public Accounting Firm, page F-2

2.	In the third paragraph of the audit opinion, your auditor indicated that the audit was conducted in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. However, in the fourth paragraph, your auditor also states that the audit was conducted in accordance with the standards of the PCAOB only. Please have your auditor revise its opinion to reflect the appropriate standards used to conduct the audit.

The auditor has revised its audit opinion included in the Amendment at page F-2.

*      *      *      *      *

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Andrew Shapiro
Andrew Shapiro
Chairman and Chief Executive Officer

cc:	Mark Rosenstein, Esq.
Ledgewood, PC